

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 8, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the ROBO Global®
Artificial Intelligence ETF, a series of Exchange Traded Concepts Trust, under the
Exchange Act of 1934.

Sincerely,

Bea Sayr